                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                         For the month of October, 2004
                         Commission File Number 0- 50822

                       NORTHWESTERN MINERAL VENTURES INC.
                 (Translation of Registrant's name into English)

         36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F  X           Form 40-F
                                     ---                     -----

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                     ------------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

                           Yes                                No   X
                                -----                             ---

This Form 6-K consists of:
"Toronto - October 6, 2004 - Northwestern Mineral Ventures Inc. (TSX-V: NWT;
OTCBB: NWTMF; Frankfurt: NMV) is pleased to announce that it has entered into an agreement with Toll Cross Securities Inc. to complete a best-efforts private placement to raise gross proceeds of up to CDN $500,000.

The offering will be comprised of 450,000 units (a "Unit") of the Company at a price of $0.70 per Unit. Each Unit will consist of one common share and one common share purchase warrant (a "Warrant"). Each Warrant will be exercisable at a price of $0.95 for a period of 18 months from the date of closing. In addition, Toll Cross Securities has been granted an over-allotment option to sell up to an additional 264,286 Units at $0.70 per Unit for additional gross proceeds of up to $185,000 exercisable for a period of 30 days following the closing date.

Northwestern will pay Toll Cross Securities a commission equal to 7% of the aggregate gross proceeds raised and will issue to Toll Cross broker warrants
("Broker Warrants") entitling it to acquire 7% of the number of securities purchased under the offering. Each Broker Warrant will be exercisable to acquire one common share at an exercise price of $0.70 for a period of 18 months from the date of closing.

All securities issued in connection with the Offering will be subject to a
4-month hold period from the date of closing. Completion of the offering is subject to receipt of TSX Venture Exchange approval.

The proceeds of this private placement will be used by Northwestern for working capital and to fund its ongoing exploration programs.

                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Northwestern Mineral Ventures Inc.

                                             By: /s/ Kabir Ahmed
                                                -------------------------
                                                 Kabir Ahmed
                                                 President

Date: October 6, 2004